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DEC 05 2012

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SEC 12062122 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 14550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2011 (MM/DD/YY) AND ENDING 9/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittingham, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5809 Kennett Pike
(No. and Street)

Wilmington (City) Delaware (State) 19807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Sweeny 302-656-8173
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wheeler, Wolfenden & Dwares PA
(Name – *if individual, state last, first, middle name*)

4550 New Linden Hill Road, Suite 201 (Address) Wilmington (City) DE (State) 19808 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P. Sweeny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittingham, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

The accompanying report will be made available to all members and allied members.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRITTINGHAM, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

September 30, 2012


WW&D

WHEELER·WOLFENDEN·DWARES
Certified Public Accountants

BRITTINGHAM, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

September 30, 2012

WHEELER • WOLFENDEN • DWARES

Certified Public Accountants

CONTENTS


WW&D

WHEELER • WOLFENDEN • DWARES

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brittingham, Inc.
Wilmington, Delaware

We have audited the accompanying statement of financial condition of Brittingham, Inc. (an S Corporation) as of September 30, 2012, and the related statements of operations, other comprehensive income and change in stockholder's equity and cash flows for the year then ended that are to be filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. All information included in these financial statements is the representation of the management of Brittingham, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brittingham, Inc. as of September 30, 2012, and the results of its operations, change in other comprehensive income and stockholder's equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as of and for the year ended September 30, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wheeler Wolfenden & Dwares, PA

November 28, 2012
Wilmington, Delaware

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244

BRITTINGHAM, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2012

ASSETS

ASSETS		
Cash and cash equivalents	$	576,756
Securities available for sale		497,340
Prepaid assets		5,895
Other assets		18,721
TOTAL ASSETS	$	1,098,712

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	26,404
Total liabilities		26,404
STOCKHOLDER'S EQUITY		
Common stock – $1 par value, 1,500 shares authorized, 556 shares issued and outstanding		556
Additional paid-in capital		382,509
Retained earnings		672,508
Accumulated other comprehensive income		16,735
Total stockholder's equity		1,072,308
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,098,712

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2012

INCOME		
Security commissions	$	200,845
Interest and dividends		11,085
Realized gain on sale of securities		588,012
Total income		799,942
EXPENSES		
Employee compensation and benefits		74,605
Communication costs		30,016
Occupancy and other equipment costs		47,560
Other expenses		37,248
Total expenses		189,429
NET INCOME	$	610,513

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF OTHER COMPREHENSIVE INCOME AND CHANGE IN STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, September 30, 2011	$ 556	$ 382,509	$ 61,995
Net income	-	-	610,513
Other comprehensive loss	-	-	-
Balance, September 30, 2012	$ 556	$ 382,509	$ 672,508

The accompanying notes are an integral part of these financial statements.

	Accumulated Other Comprehensive Income		Total Stockholder's Equity
$	470,513	$	915,573
	-		610,513
	(453,778)		(453,778)
$	16,735	$	1,072,308

BRITTINGHAM, INC.

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	610,513
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in prepaid assets		(1,249)
Increase in other assets		(1,945)
Decrease in accounts payable and accrued expenses		(564)
Net gain on investments		(588,012)
Net cash provided by operating activities		18,743
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments		(426,366)
Sales of investments		767,845
Net cash provided by investing activities		341,479
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net increase in cash and cash equivalents		360,222
Cash and cash equivalents – beginning of year		216,534
Cash and cash equivalents – end of year	$	576,756

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Activities

Brittingham, Inc. (the Company) is a broker of securities and a member of the New York Stock Exchange. Rule 17a-5, under the *Securities Exchange Act of 1934,* requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The statements are required to cover the period since the immediately preceding filing with the Commission, and, accordingly, these financial statements are for the year ended September 30, 2012.

Transactions in securities, including the related security commissions, are recorded on a trade-date basis.

Marketable securities traded on a national exchange are valued at the last reported sale price on the last business day of the year; marketable securities traded on the over-the-counter market are valued at the mean between the last reported bid and asked price.

For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. In the accompanying statement of cash flows, all short-term investments are considered cash equivalents.

2. Income Taxes

The Company, with the consent of its stockholder, has elected to be an S corporation under the *Internal Revenue Code* and similar state law. Under income tax rules related to S corporation status, items of income, deductions and credits generally pass through on a pro-rata basis to the stockholder. Therefore, no provision or liability for federal, state or local income taxes has been made.

Effective October 1, 2009, the Company adopted ASC 740-10, *Income Taxes*, as it relates to uncertain tax positions. Management has reviewed its current and past federal, state and local income tax positions and has determined, based on clear and unambiguous tax law and regulations, that the tax positions taken are certain and that there is no likelihood that a material tax assessment would be made if a respective government agency examined tax returns subject to audit. Accordingly, no provision for the effects of uncertain tax positions has been recorded.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2. Income Taxes (Continued)

Currently, the 2009, 2010 and 2011 tax years are open and subject to examination by the Internal Revenue Service and the Delaware Division of Revenue. However, the Company is not currently under audit nor has the Company been contacted by these jurisdictions. Interest and penalties related to income taxes are included in income tax expense when incurred.

Income taxes are calculated in accordance with ASC-740, *Income Taxes.* Under the liability method, deferred tax assets and liabilities are provided for temporary differences between the financial reporting basis and tax reporting basis of the Company's assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

3. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Investment Securities

The Company accounts for securities under ASC-320, *Investments in Debt and Equity Securities*, which requires, among other things, that securities be classified into two categories and accounted for as follows:

- Securities held to maturity: Securities the Company has the positive intent and ability to hold until maturity are reported at cost and adjusted for amortization of premiums and accretion of discounts.

- Securities available for sale: Securities available for sale are reported at fair market value. Unrealized holding gains and losses are reported, net of taxes, in accumulated other comprehensive income until realized.

Realized gains and losses from the sale of securities are determined using the specific identification method.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5. Comprehensive Income

   Accounting principles generally require that recognized revenue, expenses, and gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are the components of comprehensive income. The only component of accumulated other comprehensive income for the year ended September 30, 2012 was unrealized loss on securities available for sale.

   Accumulated other comprehensive income was as follows:

Unrealized gain on securities available for sale	$ 16,735

6. Subsequent Events

   The Company has evaluated subsequent events through November 28, 2012, which is the date the financial statements were available to be issued.

NOTE B – CUSTOMERS' ACCOUNTS

All customers' accounts are carried by a correspondent broker on a fully disclosed basis, and, accordingly, the Company is not required to maintain or compute a reserve pursuant to Rule 15c3-3 of the *Securities Exchange Act of 1934*.

NOTE C – NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule 15c3-1.

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6⅔% of "aggregate indebtedness". Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At September 30, 2012, the Company had a ratio of aggregate indebtedness to net capital of approximately .0278 to 1 and a net capital requirement of $250,000. Aggregate indebtedness and net capital, as defined, were $26,404 and $948,282, respectively, at September 30, 2012. The Company's current clearing agreement with National Financial Services (NFS) requires it to maintain minimum net capital of $100,000. As of September 30, 2012, the Company's net capital amount totaled $948,282.

NOTE D – INVESTMENTS

Securities available for sale consisted of the following at September 30, 2012:

	Cost	Gross Unrealized Gain	Carrying Fair Value
Common stock	$ 480,605	$ 16,735	$ 497,340

Securities available for sale that were in an unrealized position at September 30, 2012:

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Gains	Fair Value	Unrealized Gains	Fair Value	Unrealized Gains
Common stock	$ 497,340	$ 16,735	$ -	$ -	$ 497,340	$ 16,735

In the normal course of its business activities, the Company is subject to the rules and regulations of the New York Stock Exchange (NYSE) and the Commission. During fiscal 1998, Company management was informed that the Commission began an investigation of the activities of certain NYSE floor brokers, including the floor broker who formerly leased the Company's exchange seat. During fiscal 1999, the Commission subpoenaed certain documents from the Company.

The Company believes it has provided the Commission with all documents responsive to the subpoena that were in the possession, custody or control of the Company. The Company believes that the records given to the Commission were destroyed on September 11, 2001. The Commission has not informed the Company that it is a target of the investigation. Accordingly, the Company has no reason to believe any action will be taken against it or its floor broker; however, it is possible that should such actions, if any, prove to be successful, the cost to the Company could be material.

NOTE E – COMMITMENTS AND CONTINGENT LIABILITIES

The Company's operations are conducted in premises that are rented under a lease agreement with L. I. Holdings, Inc. (a related party). The agreement has been renewed each year since 1991 at the current prevailing market rate. Total rental payment made to L. I. Holdings, Inc. during 2012 was $39,364.

NOTE F – RELATED PARTIES

The Company receives a substantial portion of its security commissions from related parties, primarily Lumber Industries, Inc. and related affiliates, whose executive officers are also executive officers of the Company. Total security commissions earned from related parties for the fiscal year ended September 30, 2012 was $200,845.

NOTE G – PROFIT-SHARING PLAN

The Company has a profit-sharing plan for all eligible employees that provides for Company contributions at its discretion. However, contributions are limited to the amount allowable as a deduction for federal income tax purposes. A Company contribution of $5,477 was expensed in 2012.

NOTE H – CAPITAL STOCK

The Company has the right to purchase outstanding capital stock from the stockholder under certain conditions at an amount set forth in the Company's *Articles of Incorporation.* In addition, the stockholder is required to first offer the Company the option to purchase shares of capital stock before entering into an agreement to sell such shares.

NOTE I – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash and investment balances in several financial institutions. The financial institutions are participating in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program. Under that program, through December 31, 2012, all non-interest bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to, and separate from, the coverage available under the FDIC's general deposit insurance rules.

Under the general deposit insurance rules, the FDIC insured limit is $250,000 per depositor. The Securities Investor Protection Corporation (SIPC) insured limit is also $250,000 per depositor. At times, account balances may exceed insured limits. Amounts uninsured at September 30, 2012 totaled $307,141.

NOTE J – FAIR VALUE OF ASSETS AND LIABILITIES

Investment in securities available for sale on the statement of financial condition is categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels – defined by ASC-820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities – are as follows:

NOTE J – FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

A security's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of September 30, 2012, all of the Company's securities were measured on a recurring basis and considered Level I.

SUPPLEMENTARY INFORMATION

BRITTINGHAM, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

September 30, 2012

Aggregate indebtedness		
Accounts payable and accrued expenses	$	26,404
Total aggregate indebtedness	$	26,404
Net capital		
Net worth		
Common stock	$	556
Paid-in capital		382,509
Retained earnings		672,508
Other comprehensive income		16,735
Total net worth and allowable liabilities		1,072,308
Deduct		
Nonallowable assets		
Prepaid assets		5,895
Other assets		5,547
Total deductions		11,442
Net capital before haircuts on securities positions		1,060,866
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1		
Trading and investment securities		112,584
Net capital		948,282
Minimum capital required to be maintained ($250,000 or 6⅔% of aggregate indebtedness of $26,404)		250,000
Net capital in excess of requirements	$	698,282
Ratio of aggregate indebtedness to net capital		2.78%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of September 30, 2012, as filed by Brittingham, Inc. with the New York Stock Exchange on October 15, 2012.



WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Brittingham, Inc.
Wilmington, Delaware

In planning and performing our audit of the financial statements of Brittingham, Inc. (the Company) for the year ended September 30, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the object stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244

To the Board of Directors
Brittingham, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

November 28, 2012
Wilmington, Delaware

BRITTINGHAM, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

September 30, 2012


WW&D

WHEELER · WOLFENDEN · DWARES
Certified Public Accountants

BRITTINGHAM, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

September 30, 2012

WHEELER • WOLFENDEN • DWARES
Certified Public Accountants



WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED UPON PROCEDURES



To the Board of Directors
Brittingham, Inc.
Wilmington, Delaware

We have performed the procedures enumerated below, which were agreed to by the management of Brittingham, Inc. (the Company), solely to assist you in evaluating the Company's compliance with the Anti-Money Laundering Regulations for the period of October 1, 2011 through September 30, 2012. The Company's management is responsible for the establishment of the policies and procedures. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. Review the policies and procedures for compliance with the Anti-Money Laundering Regulations.

   Finding: We reviewed the policies and procedures of the Company and determined that they were consistent with the requirements established by the Anti-Money Laundering Regulations.

2. Scan the customer statements to review if any new accounts have been created by Brittingham, Inc. during the period from October 1, 2011 through September 30, 2012.

   Finding: We reviewed the statements received by National Financial Services (NFS) and the Company's accounting records and determined that no new accounts were created during the period from October 1, 2011 through September 30, 2012.

To the Board of Directors
Brittingham, Inc.

3. Confirm with NFS if any new accounts were opened during the period from October 1, 2011 through September 30, 2012.

   Finding: We received a confirmation from NFS that no new accounts were opened during the period from October 1, 2011 through September 30, 2012.

4. For new accounts opened, review the OFAC inquires required to be performed by the Company during the period from October 1, 2011 through September 30, 2012.

   Finding: We noted no new accounts opened by the Company and therefore no OFAC inquries were performed during the period from October 1, 2011 through September 30, 2012.

5. Review the Company's process for responding to FinCen Rule 314(a) requests and review the Company's response to those requests during the period from October 1, 2011 through September 30, 2012.

   Finding: We noted Brittingham has a process in place for reviewing FinCen Rule 314(a) requests and was responding to these requests during the period from October 1, 2011 through September 30, 2012.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the accompanying policies and procedures of the Company. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Brittingham, Inc. and federal and state regulators, and is not intended to be, and should not be, used by anyone other than these specified parties.

November 28, 2012
Wilmington, Delaware